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                                                                     Exhibit 4.4

                                 AMENDMENT 1997-1 TO
                              WYNN'S INTERNATIONAL, INC.
                           STOCK-BASED INCENTIVE AWARD PLAN

         The following amendment to the Wynn's International, Inc. Stock-Based Incentive Award Plan was approved by the Board of Directors and stockholders of Wynn's International, Inc. as of May 7, 1997

         The Wynn's International, Inc. Stock-Based Incentive Award Plan is hereby amended by amending Section 2.4 thereof in its entirety to read as follows:

         "2.4  Stock Subject to this Plan.

              Subject to Section 7.2, the stock to be offered under this Plan shall be treasury shares of the Corporation's authorized but unissued Common Stock. The aggregate amount of Common Stock that may be issued or transferred pursuant to Awards granted under this Plan shall not exceed 1,246,875 shares, subject to adjustment as set forth in Section
         7.2. If any Option and any related Stock Appreciation Right shall lapse or terminate without having been exercised in full, or any Common Stock subject to a Restricted subject to a Performance Share Award shall not have been transferred, the unpurchased, unvested or untransferred shares subject thereto shall again be available for purposes of this Plan."


Dated:  May 8, 1997                           /s/ GREGG M. GIBBONS
                                       -------------------------------
                                         Gregg M. Gibbons
                                         Secretary